Exhibit n(2)

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We have issued our report dated March 18, 2014, with respect to the financial statements, financial highlights, and schedule of Business Development Corporation of America for each of the three years in the period ended December 31, 2013, and our report dated April 23, 2013 on the senior securities table of Business Development Corporation of America, which are contained in the Prospectus of this Registration Statement. We consent to the use of the aforementioned reports in the Prospectus contained in this Registration Statement, and to the use of our name as it appears under the captions “Senior Securities” and “Independent Registered Public Accounting Firm”.

/s/ GRANT THORNTON LLP

Philadelphia, Pennsylvania
March 31, 2014